FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding proposed change in auditors of Huaneng Power International, Inc. (the “Registrant”);
2.	an announcement regarding notice of 2011 annual general meeting of the Registrant;
3.	a proxy form for 2011 annual general meeting;
4.	a reply slip for 2011 annual general meeting; and
5.	an announcement regarding the approval from the PRC Development and Reform Commission on the issuance of RMB denominated debt instruments outside PRC by the Registrant.

Each made by the Registrant on April 26, 2012.

Document 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and the form of proxy previously sent to shareholders to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED CHANGE IN AUDITORS

The Company will convene the AGM at 9:00 am on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the PRC, at which, among other things, the proposal on change in auditors will be considered. A notice of AGM, together with the relevant reply slip and proxy form, has been issued to the shareholders separately. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or at any adjourned meetings should you so wish.

26 April 2012

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“AGM” or “2011 Annual General Meeting”
the 2011 annual general meeting of the Company to be held  on at 9:00 a.m. on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the PRC

“Board” or “Board of Directors”	the board of directors of the Company

“Company”	Huaneng Power International, Inc.

“Directors”	the directors of the Company

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China

“Share(s)”	the H Shares and Domestic Shares of the Company

“Shareholders”	holders of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

Directors:	Business Address:
Cao Peixi	Huaneng Building
Huang Long	4 Fuxingmennei Street
Li Shiqi	Xicheng District
Huang Jian	Beijing 10031
Liu Guoyue	PRC
Fan Xiaxia
Shan Qunying
Guo Hongbo
Xu Zujian
Huang Mingyuan

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen

26 April 2012

To the Shareholders

Dear Sir or Madam,

PROPOSED CHANGE IN AUDITORS

1.	INTRODUCTION

The purpose of this circular is to provide you with information in respect of the proposed change in auditors in order to allow you to make an informed decision on whether to vote for or against the relevant resolution to be proposed at the AGM.

2.	PROPOSED CHANGE IN AUDITORS

The Board of Directors has resolved to propose to appoint KPMG and KPMG Huazhen CPAs Co. Ltd. as the international and the PRC auditors of the Company for the year 2012, respectively. The proposal is subject to the approval by the Shareholders at the 2011 Annual General Meeting.

The change of auditor was a commercial decision of the Company. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company confirmed in written letter that there were no matters regarding the proposed change in auditors that should be brought to the attention to the Board of Directors and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding to the proposed change in auditors that should be brought to the attention to the shareholders of the Company. The Board and the Audit Committee of the Company further confirmed that there were no disagreements or unresolved matters between the Company and PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company regarding the change of auditors.

Subject to the approval by the Shareholders at the 2011 Annual General Meeting, the proposed remuneration to KPMG Huazhen CPAs Co. Ltd. as the PRC auditors of the Company and KPMG as the Company’s international auditors for 2012 would be RMB25.14 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB19.14 million and RMB 6 million, respectively).

3.	AGM

The AGM will be convened at 9:00 a.m. on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the PRC, at which, among other things, the proposal on change in auditors will be considered. No Shareholders shall be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirement of the Hong Kong Listing Rules.

Notice of the AGM, together with the relevant reply slip and proxy form, has been issued to the shareholders separately. A reply slip and a form of proxy for use by the Shareholders at the AGM are also enclose with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the proxy form in accordance with the instructions printed thereon. The proxy form should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the business address of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

4.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

5.	RECOMMENDATION

The Directors consider that the proposed change in auditors is in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favour the resolutions to be proposed at the AGM as set out in the notice of the AGM.

Yours faithfully,
By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 12 June 2012 at the headquarters the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2011

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2011

3.	To consider and approve the audited financial statements of the Company for 2011

4.	To consider and approve the profit distribution plan of the Company for 2011 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2012 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company

To consider and approve that (i) the Company may issue short-term debentures of a principal amount up to RMB15 billion (in either one or multiple tranches) in the PRC within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

7.	To consider and approve the proposal regarding the issue of super short-term debentures

To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB30 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

8.	To consider and approve the issue of private placement of financial instruments

To consider and approve that the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of private placement of financial instruments with a principal amount of not exceeding RMB15 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

9.	To consider and approve the extension of the general mandate for the issue of RMB-denominated debt instruments (Note 3)

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
26 April 2012

Notes:

1.	As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited

Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2011 under PRC GAAP and International Financial Reporting Standards was RMB1,268,245,238 and RMB1,180,511,443, respectively. 10% of the net profit attributable to shareholders of the Company for 2011 under PRC GAAP (i.e. RMB1,268,245,238) should be appropriated to the statutory surplus reserve fund, amounting to RMB126,824,524. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the net profit attributable to shareholders of the Company determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2011 is a cash dividend of RMB0.05 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB702,769,172.

2.	Please refer to the circular of the Company dated 26 April 2012 for details regarding the proposed change in auditors.

3.	Proposal regarding the extension of the general mandate for the issue of RMB-denominated debt instruments

Having considered at the 16th Meeting of the Sixth Session of the Board of Directors on 29th March 2011, the Proposal regarding the General Mandate for the issue of RMB-denominated Debt Instruments was passed at the 2010 annual general meeting held on 17 May 2011, pursuant to which the Company may issue either in one or multiple tranches financing instruments of RMB-denominated debt instruments, with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting, and an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including (but not limited to) the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out above, and the production, execution and disclosure of all necessary documents.

Given that the effective period of the above mandate would  expire on 16 May 2012, and to ensure that the issue of RMB-denominated debt instruments could be processed smoothly, approval is sought to extend the effective period of the above mandate for 24 months from 16 May 2012, with the authorization remains unchanged.

4.	Proxy

(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 22 May 2012.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Closure of H Share register members

Closure of register of members for the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of shares from 22 May 2012 to 12 June 2012 (both days inclusive).

In order to qualify to attend the Annual General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 21 May 2012 Holders of H shares whose names are recorded in the register of member of the Company on 22 May 2012 are entitled to attend the Annual General Meeting.

Closure of register of member for payment of final dividend of 2011

In order to determine the shareholders of H shares entitled to receive the final dividend for the year ended 31 December 2011, the Company will suspend registration of transfer of shares from 22 June 2012 to 27 June 2012 (both days inclusive).

In order to qualify to receive the final dividend, shareholders of H shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Room 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 21 June 2012. Holders of H Shares whose names are recorded in the register of member of the Company on 27 June 2012 are entitled to receive the final dividend for the year 2011.

7.	Other Businesses

(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6999
Facsimile No.: (+86)-10-6322 6888

Document 3

Proxy Form for 2011 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)                                                           of
,
Shareholders’ Account:                          and I.D. No.: ,
being the holder(s) of  H Share(s)/Domestic Share(s) * (Note 1) of Huaneng Power International , Inc.
(the “Company”) now appoint(Note 3)                                          I.D. No.:
(of                                                                                                                                         ),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2011 Annual General Meeting to be held at 9 a.m. on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2011
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2011
3.	To consider and approve the audited financial statements of the Company for 2011
4.	To consider and approve the profit distribution plan of the Company for 2011
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2012
SPECIAL RESOLUTIONS
6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company
7.	To consider and approve the proposal regarding the issue of super short-term debentures
8.	To consider and approve the issue of private placement of financial instruments
9.	To consider and approve the extension of the general mandate for the issue of RMB-denominated debt instruments

Date:  2012                      Signature:  (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2011 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “X” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “X” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2011 Annual General Meeting.

* Please delete as appropriate.

Document 4

Reply Slip for 2011 Annual General Meeting

I/(We)                                              of Telephone number:                                                and Fax number: ,
being the holder(s) of                   H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2011 annual general meeting (the “AGM”) to be held at 9 a.m. on 12 June 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT REGARDING THE APPROVAL BY
THE DEVELOPMENT AND REFORM COMMISSION OF
THE STATE ON THE ISSUANCE OF RMB-DENOMINATED
DEBT INSTRUMENTS OUTSIDE THE PRC

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Resolutions were passed by Huaneng Power International, Inc. (the “Company”) at the 16th Meeting of the Sixth Session of the Board of Directors held on 29th March 2011 and at the 2010 Annual General Meeting held on 17 May 2011 that the Company may issue either in one or multiple tranches financing instruments of RMB-denominated debt instruments, with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date of approval at the general meeting.

The Company has recently received an approval regarding issuance of RMB-denominated debt instruments in Hong Kong in the sum of RMB5 billion by Huaneng Power International, Inc. (Fa Gai Wai Zi [2012] No.990) issued by the  Development and Reform Commission of the State on 19 April 2012, approving the Company to issue the RMB-denominated debt instruments in Hong Kong in an aggregate amount of up to RMB5 billion, with an effective period of one year from date of approval.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
26 April 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 26, 2012